UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

SouFun Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)

Amit Gupta
6th Floor, Tower A
1 CyberCity, Ebene, Mauritius
+230 (403) 6074
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

With a copy to:

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830
(203) 629-8600

September 17, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing four Class A ordinary shares.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,382,931
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,382,931
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,382,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Mauritius Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,382,931
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,382,931
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,382,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Mauritius) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,382,931
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,382,931
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,382,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 5 of 13

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on September 30, 2010 relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A ordinary shares”) of SouFun Holdings Limited (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below. The principal executive offices of the Company are located at 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, People’s Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing four Class A ordinary shares, are listed on the New York Stock Exchange under the symbol “SFUN.”  The Reporting Persons own only Class A ordinary shares and do not own any ADSs.

Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic GenPar (Mauritius) Limited, a Mauritius private company limited by shares (“GenPar”), and General Atlantic Mauritius Limited, a Mauritius private company limited by shares (“GA Mauritius”). GenPar owns a majority of GA Mauritius’ voting shares. GA owns all the outstanding shares of GenPar.  The Managing Directors of GA are listed on Schedule B hereto (collectively, the “GA Managing Directors”). The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of GA Mauritius and GenPar is listed on Schedule A hereto and (ii) the GA Managing Directors is listed on Schedule B hereto. The present principal occupation of each GA Managing Director is as a managing director at GA. As discussed under Item 6, Mr. Leng has been designated by GA Mauritius to be appointed as a member of the board of directors of the Company. GA is located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830.  GenPar and GA Mauritius are located at 6th Floor, Tower A, 1 CyberCity, Ebene, Mauritius.  Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 836034108	SCHEDULE 13D	Page 6 of 13

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

All ownership percentages set forth herein assume that there are 54,631,233 Class A ordinary shares outstanding, as reported in the Company’s 6-K filed with the Securities and Exchange Commission on August 23, 2012.

(a)  As of the date hereof, GA Mauritius owns of record 15,382,931 Class A ordinary shares, representing 28.2% of the Company’s issued and outstanding Class A ordinary shares.

By virtue of the fact that (i) GenPar owns a majority of GA Mauritius’ voting shares and (ii) GA owns all of the outstanding shares of GenPar, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A Ordinary Shares owned of record by GA Mauritius.  As a result, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 15,382,931 Class A ordinary shares (calculated on the basis of the number of Class A

CUSIP No. 836034108	SCHEDULE 13D	Page 7 of 13

ordinary shares which may be acquired by the Reporting Persons within 60 days), or 28.2% of the Company’s issued and outstanding Class A ordinary shares.

(b)  Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 15,382,931 Class A ordinary shares that may be deemed to be owned beneficially by each of them.

(c)  Except as set forth in Item 3, Item 6 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A ordinary shares during the past 60 days.

(d)  No person other than the persons listed or the shareholders of GA Mauritius is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The description of the Option Agreement under Item 6 is hereby amended and supplemented by adding the following at the end thereof:

On September 17, 2012, GA Mauritius entered into an amendment to that certain Call Option Agreement, dated August 13, 2010, with Next Decade (the “Call Option Agreement”), pursuant to which the option period during which Next Decade has the right and option to purchase 987,656 Class A Ordinary Shares from GA Mauritius will expire on December 17, 2012. All other terms of the Call Option Agreement remain unchanged and in full force and effect. The amendment to the Call Option Agreement, which is filed hereto as Exhibit 7, is in incorporated herein by reference.

CUSIP No. 836034108	SCHEDULE 13D	Page 8 of 13

Item 7.  Materials to be Filed as Exhibits.

Exhibit 7:	Amendment to the Call Option Agreement, dated September 17, 2012.

CUSIP No. 836034108	SCHEDULE 13D	Page 9 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2012.

GENERAL ATLANTIC LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC MAURITIUS LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director

GENERAL ATLANTIC (GENPAR) MAURITIUS LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director

CUSIP No. 836034108	SCHEDULE 13D	Page 10 of 13

Schedule A

Directors of General Atlantic Mauritius Limited

Name	Business Address	Citizenship	Principal Occupation

Jean Maurice Richard Arlove	6th Floor, Tower A 1 Cyber City, Ebene, Maritius	Mauritian	Chief Executive Officer

Amit Gupta	6th Floor, Tower A 1 Cyber City, Ebene, Maritius	Indian	Senior Executive

Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055 USA	U.S.	Managing Director of General Atlantic LLC

Directors of General Atlantic GenPar (Mauritius) Limited

Name	Business Address	Citizenship	Principal Occupation

Jean Maurice Richard Arlove	6th Floor, Tower A 1 Cyber City, Ebene, Maritius	Mauritian	Chief Executive Officer of Abax Corporate Services Ltd.

Amit Gupta	6th Floor, Tower A 1 Cyber City, Ebene, Maritius	Indian	Senior Executive of Abax Corporate Services Ltd.

Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055 USA	U.S.	Managing Director of General Atlantic LLC

CUSIP No. 836034108	SCHEDULE 13D	Page 11 of 13

Schedule B

GA Managing Directors

Name	Business Address	Citizenship

Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States

J. Frank Brown (Managing Director and Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States

Thomas J. Murphy (Managing Director and Chief Financial Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

John Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom

Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	United Kingdom

Alexander Chulack	55 East 52nd Street 32nd Floor New York, New York 10055	United States

Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Cory A. Eaves	55 East 52nd Street 32nd Floor New York, New York 10055	United States

Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ú andar 04530−001 Sao Paulo, Brazil	Bolivia and Brazil

Abhay Havaldar	Asia Square Tower 1 8 Marina Vew, #41−04 Singapore 018960	Singapore

CUSIP No. 836034108	SCHEDULE 13D	Page 12 of 13

Name	Business Address	Citizenship

Patricia Hedley	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States

Jing Hong	Room 1708−12 China World Office 1 China World Trade Center 1 Jianguomenwai Avenue Beijing 100004 China	China

René M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States

Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States

Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States

Jeff X. Leng	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	Hong Kong SAR

Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States

Adrianna C. Ma	55 East 52nd Street 32nd Floor New York, New York 10055	United States

John C. Morris	55 East 52nd Street 32nd Floor New York, New York 10055	United States

CUSIP No. 836034108	SCHEDULE 13D	Page 13 of 13

Name	Business Address	Citizenship

Ranjit Pandit	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States and India

Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States

David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States

Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States